UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.)*

ContraFect Corporation
(Name of issuer)

Common Stock, par value $0.0001
(Title of class of securities)

212326102
(CUSIP number)

December 31, 2014
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ]  Rule 13d-1(b)

[  ]  Rule 13d-1(c)

[ X ]  Rule 13d-1(d)

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.  212326102

1.	Name of Reporting Person
Isaac Blech
2.	Check the Appropriate Box if a Member of a Group*		(a) [ ]
(b) [ ]

3.	SEC Use Only
4.	Citizen or Place of Organization
United States

	5.	Sole Voting Power
154,103
NUMBER OF	6.	Shared Voting Power
SHARES
BENEFICIALLY		1,280,805
OWNED BY
EACH	7.	Sole Dispositive Power
REPORTING
PERSON		154,103
WITH
	8.	Shared Dispositive Power
1,280,805

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,434,908
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*		[ ]
11.	Percent of Class Represented by Amount in Row (9)
5.7%
12.	Type of Reporting Person*
IN

Item 1(a).	Name of Issuer:

ContraFect Corporation (the “Company”)

Item 1(b).	Address of Issuer's Principal Executive Offices:

28 Wells Avenue, Third Floor
Yonkers, New York 10701

Item 2(a).	Name of Person Filing:

Isaac Blech (the “Reporting Person”)

Item 2(b).	Address of Principal Business Office:

1271 Avenue of the Americas, 16th Floor
New York, NY 10020

Item 2(c).	Citizenship:

Mr. Blech is a United States citizen.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.0001 (the “Common Stock”)

Item 2(e).	CUSIP Number:

212326102

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	[_]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b)	[_]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[_]	Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[_]	Investment Company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	[ ]	An investment adviser in accordance with Rule 240.13d-1(b)(1)(ii)(E);
(f)	[_]	An employee benefit plan or endowment fund in accordance with Rule 240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with Rule 240.13d-1(b)(1)(ii)(G);
(h)	[_]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[_]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[_]	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

(a)  Amount beneficially owned: See Item 9 on cover page.

(b)  Percent of Class: See Item 11 on cover pages. The percentage of Common Stock beneficially owned is based on 25,079,829 shares of Common Stock outstanding as of August 10, 2015, as reported in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2015, filed with the Securities and Exchange Commission on August 13, 2015.

Of the 1,280,805 shares of Common Stock over which voting and dispositive power is shared, voting and dispositive power of 765,240 shares are shared with Liberty Charitable Remainder Trust FBO Isaac Blech UAD 01/09/87, 428,734 shares are shared with River Charitable Remainder Unitrust f/b/o Isaac Blech, 32,645 shares are shared with Harbor Charitable Remainder Unitrust, 32,654 shares are shared with Summit Charitable Remainder Unitrust, and 21,523 shares are shared with Miriam Blech, Mr. Blech’s spouse. All 154,103 shares over which Mr. Blech has sole voting and dispositive power underlie stock options exercisable within 60 days.

(c)  Number of shares as to which such person has:

(i)  Sole power to vote or to direct the vote:

(ii) Shared power to vote or to direct the vote:

(iii)  Sole power to dispose or to direct the disposition of:

(iv)  Shared power to dispose or to direct the disposition of:

See Items 5-8 on cover page.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [_].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 21, 2015

/s/ Isaac Blech
Isaac Blech